UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

MAGNERA CORPORATION
(Exact name of the registrant as specified in its charter)

Pennsylvania	001-03560	20-0628360
(State or other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

9335 Harris Corners Pkwy, Suite 300 Charlotte, North Carolina	28269
(Address of Principal Executive Offices)	(Zip Code)

Curtis L. Begle
President and Chief Executive Officer
(866) 744-7380
(Name and Telephone Number, Including Area Code, of the
Person to Contact in Connection with this Report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2024 to December 31, 2024.

☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____________.

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Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Magnera Corporation (the “Company,” “we,” “us” or “our”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2024 to December 31, 2024.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of the Congo and its adjoining countries. While certain of the Company’s operations may manufacture, or contract to manufacture, products for which certain of these minerals may be necessary to the functionality or production of those products (the “Subject Minerals”), as discussed further below, the Company has determined that no Subject Minerals originating from the Covered Countries were used in the Company’s operations to manufacture, or contract to manufacture, such products.

Description of Reasonable Country of Origin

The Company has conducted a good faith reasonable country of origin inquiry regarding the Subject Minerals that was designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources. The Company queried its suppliers on whether the raw materials sourced by the Company, or contained in components/products purchased by the Company from any suppliers, contain any Conflict Minerals. In addition, we reviewed supplier submissions in our third-party diligence portal and supplier surveys to ensure no changes were indicated in comparison to the last completed submissions or surveys obtained by the Company’s predecessor company, Berry Global Group, Inc. (“Berry”). Based on this reasonable country of origin inquiry, the Company determined no Subject Minerals originating from the Covered Countries were used in the Company’s operations to manufacture, or contract to manufacture, products.

Due Diligence

STEP 1: Company Management Systems and Internal Controls

Policy Statement

The Company has published a Conflict Minerals Policy to communicate with suppliers our efforts around identifying and mitigating risks of Conflict Minerals within the supply chain. This policy also provides guidance to our team members on identifying red flags associated with Conflict Minerals, such as minerals originating from Covered Countries or interacting with a supplier who is unwilling to cooperate with our onboarding survey request or third-party due diligence portal process. Our policy is reviewed and updated (if necessary) on an annual basis.

Internal Management

We have a cross-functional team to understand and address risks around Conflict Minerals. The team consists of team members from Legal, Procurement, Regulatory and Product Line Management.

Grievance Mechanism

Our Conflict Minerals Policy, along with our Supplier Code of Conduct, provides all suppliers and our team members an avenue to report concerns around Conflict Minerals. If any key stakeholder believes their concerns are not being heard, they may speak up through our Integrity Helpline. Also, as noted in our Whistleblower Policy, anyone is welcome to speak up without fear of retaliation for reporting a concern in good faith.

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STEP 2: Risk Assessment

All new suppliers are expected to complete our supplier survey as part of our vendor approval process. The Conflict Minerals section of that survey asks suppliers whether any goods to be sold to the Company contain Conflict Minerals. We and Berry have always taken a risk-based approach by re-engaging our top suppliers on a frequent basis to determine whether anything has changed since they last responded to the Conflict Minerals survey. We have enhanced our ongoing monitoring efforts. It is simply not enough for suppliers to state they do not supply us with Conflict Minerals, but rather, as appropriate, we expect them to also have a Conflict Minerals Policy. We are looking to leverage a new automated third-party due diligence system to assist in our ongoing monitoring efforts. If our suppliers do not have a policy on Conflict Minerals, we flag this as a risk and state our expectation around the importance of creating one.

STEP 3: Risk Mitigation & Continuous Improvement

The Company’s Conflict Minerals Policy provides guidance to our team members to identify red flags and sets clear expectations with suppliers. Our policy was informed by the Organisation for Economic Co-operation and Development (“OECD”) due diligence guidance on sourcing responsibly. The Company and Berry have traditionally assessed our risk within the supply chain through a manual process of inquiring about Conflict Minerals through a survey to the majority of our suppliers (taking a risk-based approach), in addition to onboarding new suppliers. We then review their responses to understand our risk and follow-up accordingly. While we continue to take a risk-based approach to collecting supplier surveys on Conflict Minerals, we also are also looking to leverage a new automated third-party due diligence system to assist in our ongoing risk mitigation efforts.

STEP 4: Independent Third-Party Audits

The Company does not have a direct relationship with smelters or refiners, so we do not conduct Conflict Minerals audits of the organizations within our supply chain. However, we rely on our direct suppliers to conduct reasonable due diligence of their suppliers and provide us with information about that process and the source of any Conflict Minerals.

STEP 5: Annual Report on Supply Chain Due Diligence

We continue to publicly report our supply chain due diligence efforts with respect to Conflict Minerals.

This Form SD, along with the Company’s other filings, is publicly available on the Company’s website at http://www.magnera.com, by clicking on “Investors” then selecting “Financials” and then finally selecting “SEC Filings.” In addition, the Company’s Supplier Code of Conduct is publicly available on the Company’s website at http://www.magnera.com, by clicking on “Suppliers.” The website and information accessible through it are not incorporated into this document.

Item 1.02 Exhibit

Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MAGNERA CORPORATION By: /s/ Jill L. Urey Jill L. Urey General Counsel & Corporate Secretary	May 29, 2025 (Date)

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